Exhibit 99.1

Annual General Meeting

The Registrant hereby announces that at the Annual General Meeting of shareholders held on December 5, 2024, the following proposed resolutions were adopted:

1.	To elect Ms. Osnat Gur to serve as a director on the Company’s Board of Directors for the term of 3 years, and until her successor has been duly elected and qualified.

2.	To approve an amendment to the Company’s Articles of Association, as provided in the Proxy Statement.

3.	To approve an increase to the CEO’s salary.

4.	To approve a bonus to the CEO.

5.	To approve the grant of 15,000 options to purchase Ordinary Shares to newly elected and re-elected directors.

6.	To appoint Fahn Kanne & Co. Grant Thornton Israel, as the Company’s Independent Auditors for the year ending December 31, 2024, and for such additional period until the next annual general meeting of shareholders.

For additional details please refer to the proxy statement filed under Form 6-K on October 15, 2024.